SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2008

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes                   No      X

If “Yes” is marked, indicate below the file number assigned to the

registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Preliminary and audited non-consolidated financial statements of Korea Electric Power Corporation (“KEPCO”) for the fiscal year 2007, all prepared in accordance with Korean GAAP are set forth below.

Incorporation by reference is made to KEPCO’s Form 6-K on the 47th Annual General Meeting of Shareholders of KEPCO filed with the U.S. Securities and Exchange Commission on February 14, 2008, which is available at www.sec.gov.

KOREA ELECTRIC POWER CORPORATION

Preliminary NON-CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2007 AND DECEMBER 31, 2006

	Korean Won				Translation into U.S. Dollars 2007
	2006		2007
	(In millions)				(In thousands)
Assets
Property, plant and equipment	(Won)	46,072,259	(Won)	49,295,683	$52,542,829
Less: accumulated depreciation		(12,556,783)		(14,415,883)	(15,365,469)
Less: construction grants		(4,086,894)		(6,126,776)	(6,530,351)

		29,428,582		28,753,024	30,647,009
Construction in-progress		2,122,773		2,265,117	2,414,322

Net property, plant and equipment		31,551,355		31,018,141	33,061,331

Investments and other assets:
Investment securities		27,644,238		28,956,430	30,863,814
Long-term loans		195,413		212,199	226,177
Intangible assets		214,284		208,295	222,016
Other non-current assets		262,197		1,557,873	1,660,491

Total non-current assets		28,316,132		30,934,797	32,972,498

Current assets:
Cash and cash equivalents		129,225		189,346	201,819
Trade receivables, less allowance for doubtful accounts of (Won)52,406 million in 2007 and (Won)48,559 million in 2006		2,249,045		2,469,559	2,632,231
Other accounts receivable, less allowance for doubtful accounts of (Won)7,182 million in 2007 and (Won)5,724 million in 2006		264,305		447,450	476,923
Short-term financial instruments		25,000		—	—
Currency swaps		479,879		—	—
Currency forwards		64		—	—
Inventories		178,099		225,435	240,285
Deferred income tax assets, net		251,413		251,762	268,346
Other current assets		91,684		106,101	113,089

Total current assets		3,668,714		3,689,653	3,932,693

Total assets	(Won)	63,536,201	(Won)	65,642,591	$69,966,522

(Continued)

KOREA ELECTRIC POWER CORPORATION

Preliminary NON-CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2007 AND DECEMBER 31, 2006

	Korean Won				Translation into U.S. Dollars 2007
	2006		2007
	(In millions)				(In thousands)
Liabilities and Shareholders’ Equity
Stockholders’ equity:
Common stock of (Won)5,000 par value Authorized – 1,200,000,000 shares Issued and outstanding - 641,567,712 shares in 2007 and 2006	(Won)	3,207,839	(Won)	3,207,839	$3,419,142
Capital surplus		14,518,843		14,513,011	15,468,995
Capital adjustments		(796,980)		(741,825)	(790,689)
Accumulated other comprehensive income		38,892		122,543	130,615
Retained earnings:
Appropriated		23,922,207		25,372,349	27,043,645
Before appropriations		2,071,223		1,556,815	1,659,364

Total shareholders’ equity		42,962,024		44,030,732	46,931,072

Long-term liabilities:
Long-term debt, net		10,230,839		10,648,983	11,350,440
Accrual for retirement and severance benefits, net		557,887		689,800	735,238
Reserve for self insurance		103,942		109,273	116,471
Currency and interest rate swaps		—		—	—
Deferred income tax liabilities, net		2,435,310		2,513,867	2,679,457
Other long-term liabilities		389,062		666,063	709,937

Total long-term liabilities		13,717,040		14,627,986	15,591,543

Current liabilities:
Trade payables		1,776,592		2,098,630	2,236,868
Other accounts payable		421,832		309,592	329,986
Short-term borrowings		200,000		489,999	522,276
Current portion of long-term debt, net		3,363,742		3,479,974	3,709,203
Income tax payable		423,120		—	—
Other current liabilities		671,851		605,678	645,574

Total current liabilities		6,857,137		6,983,873	7,443,907

Total liabilities		20,574,177		21,611,859	23,035,450

Commitments and contingencies
Total shareholders’ equity and liabilities	(Won)	63,536,201	(Won)	65,642,591	$69,966,522

KOREA ELECTRIC POWER CORPORATION

Preliminary NON-CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Korean Won				Translation into U.S. Dollars 2007
	2006		2007
	(In millions)				(In thousands)
OPERATING REVENUES:
Sale of electricity	(Won)	26,900,604	(Won)	28,953,328	$30,860,508
Other operating revenues		78,429		30,557	32,569

		26,979,033		28,983,885	30,893,077

OPERATING EXPENSES:
Power generation, transmission and distribution costs		4,112,928		4,609,631	4,913,271
Purchased power		20,347,128		22,724,191	24,221,052
Other operating costs		85,611		43,657	46,533
Selling and administrative expenses		1,201,775		1,224,706	1,305,378

		25,747,442		28,602,185	30,486,234

OPERATING INCOME		1,231,591		381,700	406,843

OTHER INCOME:
Interest income		15,702		82,447	87,878
Interest expense		(544,328)		(602,489)	(642,176)
Gain on foreign currency transactions and translation, net		236,336		(76,919)	(81,986)
Donations		(105,687)		(73,997)	(78,871)
Rental income		138,294		154,567	164,748
Equity income of affiliates, net		1,589,394		1,765,939	1,882,263
Gain on disposal of property, plant and equipment, net		6,784		16,117	17,179
Valuation loss on currency and interest rate swaps, net		(26,466)		2,594	2,765
Other, net		82,318		247,780	264,102

		1,392,347		1,516,039	1,615,902

INCOME BEFORE INCOME TAX		2,623,938		1,897,739	2,022,745
INCOME TAX EXPENSE		553,395		340,924	363,381

NET INCOME	(Won)	2,070,543	(Won)	1,556,815	$1,659,364

BASIC EARNINGS PER SHARE	(Won)	3,245	(Won)	2,504	$2.70

DILUTED EARNINGS PER SHARE	(Won)	3,153	(Won)	2,461	$2.66

KOREA ELECTRIC POWER CORPORATION

Preliminary NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Korean Won				Translation into U.S. Dollars
	2006		2007		2007
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(Won)	2,070,543	(Won)	1,556,815	$1,659,364
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		1,825,733		1,891,759	2,016,370
Property, plant and equipment removal cost		229,417		294,734	314,148
Provision for severance and retirement benefits		128,803		159,266	169,757
Reversal of bad debt expense		—		—	—
Bad debt expense		21,814		18,854	20,096
Interest income		—		—	—
Interest expense		13,731		32,341	34,471
Gain on foreign currency translation, net		(197,115)		57,783	61,589
Equity income of affiliates, net		(824,255)		(1,017,030)	(1,084,023)
Gain on disposal of property, plant and equipment, net		(6,784)		(16,117)	(17,179)
Gain on disposal of investments		(17)		(13,021)	(13,878)
Contribution to self-insurance		6,906		7,191	7,665
Contribution to provisions for other estimated liabilities		53,708		33,454	35,657
Valuation loss (gain) on currency and interest rate swaps, net		26,466		(2,594)	(2,765)
Transaction loss(gain) on currency and interest rate swaps, net		8,747		(9,592)	(10,223)
Gain on retirement of bonds		(2,329)		—	—
Others		4,661		(145,211)	(154,775)

		1,289,486		1,291,817	1,376,910

Changes in assets and liabilities:
Increase in trade receivables		(229,496)		(239,386)	(255,155)
Increase in other accounts receivable		(3,037)		(4,060)	(4,327)
Decrease(Increase) in inventories		(17,232)		35,340	37,668
Increase in deferred income tax assets		(43,553)		(348)	(371)
Increase in other current assets		(119,069)		(42,270)	(45,054)
Increase(Decrease) in trade payables		(327,269)		322,037	343,250
Increase(Decrease) in other accounts payable		63,803		(112,240)	(119,633)
Increase(Decrease) in income tax payable		317,024		(437,741)	(466,575)
Increase(Decrease) in accrued expenses		15,630		(2,532)	(2,699)
Increase(Decrease) in other current liabilities		(73,736)		65,455	69,766
Increase in deferred income tax liabilities		136,118		186,430	198,711
Decrease in other long-term liabilities		(12,138)		(8,664)	(9,236)
Payment of severance and retirement benefits, net		(20,862)		(29,768)	(31,729)
Receipt of severance and retirement benefits		(475)		(850)	(906)
Payment of self-insurance		(1,582)		(1,860)	(1,982)
Provision for other estimated liabilities		(1,337)		(29,248)	(31,175)

		(317,211)		(299,705)	(319,447)

Net cash provided by operating activities		3,042,818		2,548,927	2,716,827

(Continued)

KOREA ELECTRIC POWER CORPORATION

Preliminary NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Korean Won				Translation into U.S. Dollars
	2006		2007		2007
	(In millions)				(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from disposal of property, plant and equipment	(Won)	25,491	(Won)	24,351	$25,955
Additions to property, plant and equipment		(3,657,394)		(4,030,212)	(4,295,685)
Receipt of construction grants		796,994		1,042,175	1,110,824
Proceeds from disposal of investment securities		33		145,239	154,806
Acquisition of investment securities		(35,664)		(311,776)	(332,313)
Collection of loans		23,474		29,630	31,582
Increase in long-term loans		(40,210)		(46,215)	(49,259)
Acquisition of intangible assets		(33,366)		(33,772)	(35,997)
Proceeds from short-term financial instruments		38,000		25,000	26,647
Additions to short-term financial instruments		(25,000)		—	—
Receipts (payments) under currency and interest rate swap contracts, net		(51,574)		485,429	517,405
Other, net		(16,467)		313	334

Net cash used in investing activities		(2,975,683)		(2,669,838)	(2,845,701)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term borrowings		129,000		282,953	301,591
Proceeds from long-term debt		3,725,919		3,829,716	4,081,983
Proceeds from disposal of corporation own stock fund		—		58,988	62,873
Repayment of long-term debt		(2,529,532)		(3,369,407)	(3,591,353)
Acquisition of treasury stock		(740,949)		—	—
Dividends paid		(730,858)		(621,218)	(662,138)
Other, net		(3)		—	—

Net cash provided by (used in) financing activities		(146,423)		181,032	192,956

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(79,288)		60,121	64,082

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		208,513		129,225	137,737

CASH AND CASH EQUIVALENTS, END OF PERIOD	(Won)	129,225	(Won)	189,346	$201,819

KOREA ELECTRIC POWER CORPORATION

Preliminary NON- CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2007

	Korean Won (In millions)
	Capital stock		Capital surplus		Capital adjustments		Accumulated other comprehensive income		Retained earnings		Total
Beginning of period	(Won)	3,207,839	(Won)	14,518,843	(Won)	(796,981)	(Won)	38,892	(Won)	25,993,431	(Won)	42,962,024
Exercise of conversion right		—		(9,903)		—		—		—		(9,903)
Treasury stock exchange of exchangeable bond				12,876		—		—		—		12,876
Changes in treasury stock		—		—		55,156		—		—		55,156
Gain on disposal of treasury stock		—		9,873		—		—		—		9,873
Gain (loss) on valuation of available-for-sale securities, net		—		—		—		(3,668)		—		(3,668)
Equity gain of affiliates		—		—		—		64,444		—		64,444
Equity loss of affiliates		—		—		—		54,604		—		54,604
Directly charged tax effect		—		(18,678)		—		(31,729)		—		(50,407)
Net income		—		—		—		—		1,556,815		1,556,815
Dividends declared		—		—		—		—		(621,082)		(621,082)

Balance at Dec 31, 2007	(Won)	3,207,839	(Won)	14,513,011	(Won)	(741,825)	(Won)	122,543	(Won)	26,929,164	(Won)	44,030,732

Translation into U.S. Dollars (In thousands)		$3,419,142		$15,468,994		$(790,689)		$130,615		$28,703,010		$46,931,072

KOREA ELECTRIC POWER CORPORATION

Preliminary NON- CONSOLIDATED STATEMENT OF APPROPRIATION OF RETAINED

EARNINGS

Years ended December 31, 2007 and 2006

Date of Appropriation for 2007: February 29, 2008

Date of Appropriation for 2006: March 26, 2007

	Korean Won				Translation into U.S. Dollars 2007
	2006		2007
	(In millions)				(In thousands)
Unappropriated retained earnings:
Balance at beginning of year	(Won)	—	(Won)	—	$—
Change in retained earnings due to cumulative effect of accounting change		—		—	—
Change in retained earnings of affiliated companies due to cumulative effect of accounting changes		680		—	—
Net income		2,070,543		1,556,815	1,659,364

Balance at end of year before appropriation		2,071,223		1,556,815	1,659,364

					—
Appropriation of retained earnings:					—
Legal reserve		—		—	—
Reserve for investment in social overhead capital		60,000		—	—
Reserve for research and human resource development		60,000		—	—
Reserve for business expansion		1,330,141		1,089,851	1,161,640
Dividends – 15% on par value at 750 Won per share in 2007 and 20% on par value at 1,000 Won per share in 2006		621,082		466,964	497,724

		2,071,223		1,556,815	1,659,364

Unappropriated retained earnings to be carried over to subsequent year	(Won)	—	(Won)	—	$—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name:	Kim, Myung-Whan
Title:	Director Finance Team

Date: February 26, 2008